SUPPLEMENTARY PROXY INFORMATION

The Annual Meeting of Shareholders of The Zweig Fund, Inc. was held on May 8, 2001. The meeting was held for the purpose of electing Wendy Luscombe, Alden C. Olson, and Martin E. Zweig as directors. The Fund's other Directors who continue in office are Charles H. Brunie, Elliot S. Jaffe and James B. Rogers, Jr.

The results of the above matter was as follows:

                                        Votes    Votes
Directors                  Votes For   Against  Withheld    Abstentions
Wendy Luscombe........... 48,931,042     N/A     852,208        N/A
Alden C. Olson........... 48,898,621     N/A     884,629        N/A
Martin E. Zweig.......... 49,134,102     N/A     649,148        N/A